Filed by Halliburton Company
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Halliburton Company
Commission File No.: 333-141027
The following is the text of the website that is being maintained at http://www.KBRexchange.com in connection with Halliburton’s offer to exchange up to an aggregate of 135,627,000 shares of KBR common stock which it owns for outstanding shares of Halliburton common stock, as described in more detail in the Prospectus—Offer to Exchange.

www.KBRexchange.com
VWAP & Calculated Values Last Updated: 3/29/2007 4:30:00 PM New York City time
Website Last Updated: 4/2/2007 12:00 midnight New York City time
The Exchange Offer
The final exchange ratio is 1.5905.
The final exchange ratio is 1.5905 because the maximum exchange ratio (as described below) is in effect. The exchange offer and withdrawal rights expired at 12:00 midnight, New York City time, on April 2, 2007.
Halliburton offered to exchange up to 135,627,000 shares of KBR common stock in the aggregate for outstanding shares of Halliburton common stock, as described in more detail in the Prospectus-Offer to Exchange for the exchange offer (the “Prospectus—Offer to Exchange”). The exchange offer was designed to permit holders of Halliburton common stock to exchange their shares for shares of KBR common stock at a 7.5% discount to the calculated per-share value of KBR common stock, subject to a maximum limit of 1.5905 shares of KBR common stock for each share of Halliburton common stock (the “maximum exchange ratio”), as described in the Prospectus—Offer to Exchange. Stated another way, for each $1.00 of Halliburton common stock accepted in the exchange offer, the terms were designed so that the tendering holder would receive approximately $1.08 of KBR common stock, based on calculated per-share values, subject to the maximum exchange ratio.
The per-share value of Halliburton common stock and the per-share value of KBR common stock used for purposes of calculating the final exchange ratio equals the arithmetic average of the daily volume-weighted average price (“daily VWAP”) for Halliburton common stock or KBR common stock, as applicable, for March 27, 2007, March 28, 2007 and March 29, 2007 (the “valuation dates”). Stated another way, the final calculated per-share value for each stock was calculated by adding the daily VWAP of the applicable stock for each of the valuation dates and then calculating the average by dividing the resulting total by three. The maximum exchange ratio is in effect because the final calculated per-share values of Halliburton common stock and KBR common stock would have resulted in an exchange ratio that is greater than the maximum exchange ratio and, accordingly, the final exchange ratio has been fixed at the maximum exchange ratio.
If the exchange offer is oversubscribed and Halliburton cannot accept all tenders of Halliburton common stock at the final exchange ratio, then all shares of Halliburton common stock that are validly tendered will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered. We refer to this as “proration.” Stockholders who beneficially own “odd-lots” (that is, less than 100 shares of Halliburton common stock) other than through custodial accounts with Computershare or HBOS Employee Equity Solutions and who validly tender all their shares will not be subject to proration if they so request. Proration for each tendering stockholder will be based on the number of shares of Halliburton common stock tendered by that stockholder in the exchange offer, and not on that stockholder’s aggregate ownership of Halliburton common stock.
The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the Prospectus—Offer to Exchange for additional information about the exchange offer. Copies of the Prospectus—Offer to Exchange, the form of letter of transmittal, the form of notice of withdrawal and the form of notice of guaranteed delivery are available through the links at the top of this page or by clicking on the terms where they appear on this website underlined and in blue. Further information regarding terms used on this website that are underlined and in blue is provided in the glossary below, reachable by clicking on those terms.
Exchange Ratio Calculation Formula
The following formula was used to calculate the number of shares of KBR common stock that each tendering stockholder will receive for shares of Halliburton common stock that are validly tendered and accepted in the exchange offer.

Number of shares of KBR common stock	=	Number of shares of Halliburton common stock validly tendered and accepted	x	the lesser of:	1.5905 (the maximum exchange ratio)	or	100% of the final calculated per-share value of Halliburton common stock divided by 92.5% of the final calculated per-share value of KBR common stock
Table of Final Calculated Per-Share Values
This table shows historical daily VWAP on each of the valuation dates, the final calculated per-share values for shares of Halliburton common stock and shares of KBR common stock, and the final exchange ratio.

	Halliburton Common Stock		KBR Common Stock
		Calculated		Calculated
Valuation		Per-Share		Per-Share	Final
Date	Daily VWAP	Value	Daily VWAP	Value	Exchange Ratio
3/27/2007	31.0823	-	20.0958	-	-
3/28/2007	31.1481	-	20.1623	-	-
3/29/2007	31.8820	31.37080	20.6379	20.29867	1.5905§

§	Represents the maximum exchange ratio, which is in effect because the final calculated per-share values of Halliburton common stock and KBR common stock would have resulted in an exchange ratio that is greater than the maximum exchange ratio.
The following table shows how many shares of KBR common stock will be exchanged for a specified number of tendered and accepted shares of Halliburton common stock.

Number of shares of Halliburton	Number of shares of KBR
common stock tendered and accepted	common stock issued in exchange µ
1	1.5905
10	15.9050
100	159.0500
1000	1,590.5000
µ Note that the fractional share amount is provided for indicative purposes only. Cash in lieu of fractional shares of KBR common stock will be distributed in the exchange offer.
Important Notice Regarding Additional Information
In connection with the exchange offer, KBR has filed with the Securities and Exchange Commission a registration statement on Form S-4 that includes the Prospectus—Offer to Exchange. The Prospectus—Offer to Exchange contains important information about the exchange offer, Halliburton, KBR and related matters, and Halliburton will mail the Prospectus—Offer to Exchange to its stockholders.
You can obtain a free copy of the Prospectus—Offer to Exchange and (when available) other related documents filed with the SEC by Halliburton and KBR at the SEC’s website at www.sec.gov. You can also obtain a copy of the Prospectus—Offer to Exchange by clicking on the appropriate link in the top menu of this website.

Glossary
calculated per-share value: The per-share value of Halliburton common stock and the per-share value of KBR common stock used for purposes of calculating the exchange ratio equals the arithmetic average of the daily VWAP for Halliburton common stock and KBR common stock, as applicable, on the NYSE for the valuation dates.
daily VWAP: VWAP for the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE), as calculated by Xignite, Inc., except that the data used to make that calculation will take into account only those adjustments to reported trades made by 4:10 p.m., New York City time. The daily VWAP calculated by Xignite, Inc. may be different from volume-weighted average prices calculated by other sources or investors’ or other security holders’ own calculations of volume-weighted average prices.
exchange ratio: The number of shares of KBR common stock that will be exchanged for each share of Halliburton common stock accepted in the exchange offer. The final exchange ratio has been published by press release and is available on this website and from the information agent, Georgeson Inc., at 1-866-313-3046 (toll-free in the United States), 1-212-805-7144 (elsewhere) or 1-212-440-9800 (banks and brokers).

maximum exchange ratio: The number of shares of KBR common stock each tendering Halliburton stockholder will receive is subject to a maximum exchange ratio of 1.5905 shares of KBR common stock for each share of Halliburton common stock accepted in the exchange offer. BECAUSE THE MAXIMUM EXCHANGE RATIO IS IN EFFECT, TENDERING HOLDERS WILL RECEIVE LESS THAN $1.08 OF KBR COMMON STOCK FOR EACH $1.00 OF HALLIBURTON COMMON STOCK ACCEPTED IN THE EXCHANGE OFFER (BASED ON THE CALCULATED PER-SHARE VALUES OF HALLIBURTON COMMON STOCK AND KBR COMMON STOCK, AS APPLICABLE, DURING THE VALUATION DATES). STATED ANOTHER WAY, IF THE MAXIMUM EXCHANGE RATIO WAS NOT IN EFFECT, THE FORMULA FOR CALCULATING THE EXCHANGE RATIO CONTEMPLATES THAT, FOR EACH SHARE OF HALLIBURTON COMMON STOCK ACCEPTED IN THE EXCHANGE OFFER, TENDERING HOLDERS WOULD HAVE RECEIVED A NUMBER OF SHARES OF KBR COMMON STOCK CALCULATED AT A 7.5% DISCOUNT TO THE PER-SHARE VALUE OF KBR COMMON STOCK. HOWEVER, BECAUSE THE MAXIMUM EXCHANGE RATIO IS IN EFFECT, A TENDERING HOLDER WILL EXCHANGE ITS SHARES OF HALLIBURTON COMMON STOCK FOR SHARES OF KBR COMMON STOCK AT A DISCOUNT OF LESS THAN 7.5% TO THE CALCULATED PER-SHARE VALUE OF KBR COMMON STOCK.
valuation dates: March 27, 2007, March 28, 2007 and March 29, 2007.
VWAP : The “volume-weighted average price” per share of the applicable stock on the New York Stock Exchange during the period specified, as calculated by Xignite, Inc. The daily VWAP calculated by Xignite, Inc. may be different from volume-weighted average prices calculated by other sources or investors’ or other security holders’ own calculations of volume-weighted average prices.

Contact Information
Questions or requests for assistance may be directed to the information agent at its address and telephone number listed below.
The exchange agent for the exchange offer is:
By Mail :
Attention: Reorganization Dept.
P.O. Box 3448
South Hackensack, NJ 07606
Re: Halliburton Exchange Offer
By Hand or Overnight Courier :
Attention: Reorganization Dept.
480 Washington Blvd
Mail Drop — Reorg
Jersey City, NJ 07310
Re: Halliburton Exchange Offer
From within the U.S., Canada or Puerto Rico:
1-800-865-0205 (toll-free)
From outside the U.S.:
1-201-680-6654 (collect)
The information agent for the exchange offer is:
17 State Street, 10th floor
New York , NY 10004
1-866-313-3046 (toll-free in the United States)
1-212-805-7144 (elsewhere)
1-212-440-9800 (banks and brokers)
The dealer managers for the exchange offer are:
Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co.